50
4-5-04

04015360

MAR 3 1 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: California Fina Group Inc dba Finacorp Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 MacArthur Blvd. Ste 315
(No. and Street)

Newport Beach, (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Prado 949-852-6561 X213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter Otto & Associates
(Name – *if individual, state last, first, middle name*)

1601 Dove Street, Ste 200 (Address) Newport Beach (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ed Prado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Finacorp Securities, as of March 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTAL L. ECKERT
Commission # 1331114
Notary Public - California
Orange County
My Comm. Expires Dec 14, 2005

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM

COMPARATIVE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

WITH INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2003

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM

TABLE OF CONTENTS

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC

INDEPENDENT AUDITORS' REPORT

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and
Tradebonds.com
Newport Beach, California

We have audited the accompanying comparative balance sheets of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (the Corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that the Corporation is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of California Fina Group, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

1601 Dove Street, Suite 200 • Newport Beach, CA 92660
Phone: (949) 757-0101 • COACHELLA VALLEY (760) 773-3930 • Fax (949) 757-0151 Email walterotto@sbcglobal.net

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By: ______________________________

Newport Beach, California
March 23, 2004

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Current Assets		
Cash	$ 467	$ 20,271
Accounts receivable	36,787	33,047
Commissions receivable	102,814	133,323
Total current assets	140,068	186,641
Property and Equipment		
Computer equipment	154,487	121,438
Office equipment	23,015	23,015
Office furniture	36,385	35,028
Less accumulated depreciation	(78,777)	(57,389)
Net property and equipment	135,110	122,092
Other Assets		
Research and development	378,476	298,305
Deposit with clearing firm	100,796	100,543
Prepaid expenses and rent deposit	35,975	32,459
Total other assets	515,247	431,307
Total assets	$ 790,425	$ 740,040
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 119,131	$ 78,506
Accrued payroll	-	6,700
Accrued taxes	2,598	2,803
Loan payable-bank	11,724	40,060
Total current liabilities	133,452	128,069
Long Term Liabilities		
Loan payable, bank	16,611	-
Total Liabilities	133,452	128,069
Shareholders' Equity		
Capital stock	53,896	53,896
Additional paid-in-capital	507,266	507,266
Retained earnings	79,199	50,809
Total shareholders' equity	640,361	611,971
Total liabilities and shareholders' equity	$ 790,425	$ 740,040

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue		
Commissions and fees	$ 3,760,471	$ 3,282,359
Interest income	1,954	7,025
Total revenue	3,762,425	3,289,384
Operating Expenses		
Advertising	16,451	17,291
Automobile expense	8,704	12,357
Bad debts	-	175,000
Bank charges	7,555	10,203
Brokers' commissions	1,408,177	1,741,903
Consulting fees	2,543	10,207
Contributions	5,957	2,275
Depreciation	21,389	16,468
Dues and subscriptions	137,321	120,502
Equipment rental	36,581	38,083
Freight	-	797
Insurance	2,586	1,758
Interest expense	2,208	4,843
Miscellaneous	44,515	6,692
Office expense	22,048	14,945
Payroll taxes and employee benefits	133,437	169,898
Postage and delivery	8,023	6,591
Printing and reproduction	3,766	2,405
Professional fees	170,245	79,632
Registration fees	42,237	24,951
Rent	134,647	122,950
Repairs and maintenance	12,796	23,275
Salaries and wages	1,393,730	643,093
Taxes and licenses	1,673	2,149
Telephone	58,262	41,790
Travel and entertainment	56,588	30,595
Total operating expenses	3,731,437	3,320,653
Net income (loss) before provision for taxes:	30,988	(31,269)
Provision for federal income tax	-	-
Provision for state franchise tax	2,598	800
Net income (loss)	$ 28,390	$ (32,069)

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003					2002				
	Common Stock		Additional			Common Stock		Additional		
	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Total Equity	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Total Equity
Balances at January 1	6,229,244	$ 53,896	$ 507,266	$ 50,809	$ 611,971	5,516,344	$ 20,849	$ 507,266	$ 82,878	$ 610,993
										0
Additional Paid-in Capital					0					0
Shares issued					0	712,900	33,047			33,047
Net income (loss)				28,390	28,390				(32,069)	(32,069)
Balances at December 31	6,229,244	$ 53,896	$ 507,266	$ 79,199	$ 640,361	6,229,244	$ 53,896	$ 507,266	$ 50,809	$ 611,971

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income / (loss)	$ 28,390	$ (32,069)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	21,389	16,468
(Increase)decrease in assets:		
Deposit with clearing firm	(253)	31,574
Accounts receivable	(3,740)	141,953
Commissions receivable	30,509	(10,080)
Other assets	(83,678)	(61,970)
Increase(decrease) in liabilities:		
Accounts payable	40,615	(94,794)
Loan payable	(11,725)	(4,059)
Accrued payroll	(6,700)	-
Accrued tax liability	(205)	(63)
Total adjustments	(13,788)	19,029
Net cash used for operating activities	14,602	(13,040)
Cash flows applied to investing activities		
Purchase of property and equipment	(34,406)	(75,964)
Cash flows from capital and related financing activities		
Capital stock	-	33,047
Net cash provided by capital and related financing acti	-	33,047
Net decrease in cash	(19,804)	(55,957)
Cash at beginning of year	20,271	76,228
Cash at end of year	$ 467	$ 20,271
Additional disclosure of		
Cash expended for interest :	$ 2,208	4,843
Cash expended for income tax:		
California Franchise tax	$ 2,598	$ 800

See accompanying notes and accountants' report

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - California Fina Group, Inc., DBA Finacorp Securities and Tradebonds.com (the Corporation) was organized under the laws of the State of California on July 13, 1994. The Corporation is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As an introducing broker, the Corporation does not hold customer funds or securities.

California Fina Group, Inc., DBA Finacorp Securities and Tradebonds.com is a full service broker dealer focusing primarily on fixed income securities. The firm has developed several internal systems as well as external websites (www.tradebonds.com, www.finacorp.com) that facilitate the process of trading, sourcing and managing bonds. Its customer base is comprised of institutions located both domestically and offshore, as well as some high net worth individuals.

The Corporation conducts most of its business as an introducing broker on a riskless basis, processing all customer orders through clearing firms. Customers are located nationwide. The corporate headquarters is in Newport Beach, California.

Basis of Accounting - The financial statements are presented on the accrual basis of accounting.

Tax Status –The Corporation is a C corporation and pays federal income taxes and California franchise taxes at corporate rates.

Depreciation Method - Office furniture and equipment are valued at cost and are depreciated over their estimated useful lives of five to seven years using the straight line method. The cost of computer equipment is depreciated over an estimated useful life of three years using the straight line method.

COMMISSIONS RECEIVABLE

Receivables from customers consist of commissions due the Corporation. All receivables are current and deemed collectible by management.

CASH AND CASH EQUIVALENTS

The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At this date and during the years ended December 31, 2003 and 2002, funds deposited did not exceed the amount covered by the Federal Deposit Insurance Corporation.

INCOME TAXES

There is no provision for federal income taxes due to a carry-forward loss from previous years. California franchise taxes are computed at the current rate, with a minimum payment of $800 annually.

LOANS PAYABLE

Bank of the West loan expires April 2, 2005. Interest is at 3.75 percent per annum over the bank prime rate. The rate as of December 31, 2003 was 7.75 percent and the maximum loan amount was $48,875. The December 31, 2003 balance was $28,335. Payments are $1,165 per month principal and interest. Future loan payments for the years ending December 31 are:

2004	$11,724
2005	$ 4,287

SUBORDINATED BORROWINGS

No subordinated liabilities existed at any time during the years audited.

COMMON STOCK

On May 16, 2000, The Corporation's Board of Directors and Corporate Shareholders approved a 40 to 1 stock split of common stock, effective July, 11, 2000. The current number of authorized shares of common stock is 40,000,000. Of these, 6,229,244 shares at a stated value of $.008652 per share are issued and outstanding.

COMMITMENTS

Office Space – The Corporation leases office space in Newport Beach, California. The term of the lease has been extended to December 31, 2004. As included under Other Assets, a refundable security deposit of $6,781 was paid.

The rent for the period January 1, 2002 to December 31, 2003 was $10,731 per month; from January 1, 2004, to December 31, 2004, the rent is $11,182 per month. The lease may be cancelled after the first year by giving a written 180 day notice. Management expects to renew the lease at approximately the same amount, however, no negotiations have begun.

Future lease payments for the year ending December 31 are:

2004	$134,184

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISK MANAGEMENT

California Fina Group, Inc. is exposed to various risks of loss related to torts; theft of, damage of, and destruction of assets; errors and omissions, injuries to employees and natural disasters. Commercial insurance is carried to provide for these risks.

NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Corporation must also maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2003, the Corporation had net capital of $80,183 which was $75,183 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 1.891 to 1.

LITIGATION

Robert L. Herrin et al v. Finacorp Securities, Inc. in the United States Court of Appeals, Fifth Circuit and simultaneously and in the Arbitration Tribunals of the National Association of Securities Dealers, Inc. The Corporation is the appellant in the Fifth Circuit Court of Appeals challenging the claim's allegations in the arbitration. No specific amount of damages is alleged however the claimants allege investment losses in the amount of $614,504. The claimants have made claims based on actions of Darrell Todd Gibson, a former registered agent of the company. All briefing is complete in the appellate case and the parties are awaiting a decision by the Fifth Circuit on whether the matter will proceed in arbitration tribunal or in the federal district court. Discovery is ongoing in the arbitration and the arbitration panel has not yet been assembled. The Corporation intends to vigorously contest this case. The Corporation's position is that Robert L. Herrin et al has never had an account with the Corporation and does not owe a duty to Robert L. Herrin et al.

SUBSEQUENT EVENTS

Common Stock Equity Interests – The Corporation issued warrants entitling the holders to acquire 899,700 shares of common stock at an exercise price of $0.350680 per share. This is exercisable beginning April 1, 2007 through April 1, 2012. The warrants may only be exercised with respect to vested rights. These rights are subject to a vesting schedule tied to production requirements. The right to exercise these warrants shall terminate in the -full immediately upon termination of Grantee's continuous service for any reason whatsoever.

The Internal Revenue Service has assessed the Corporation in the amount of $80,417 for payroll taxes for the preceding year and has filed a lien. The company disputes the assessment and is now in the process of protesting the government's position. The company uses an outside payroll service to program the payroll, file, and pay the taxes.

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

We have audited the accompanying financial statements of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com as of and for the year ended December 31, 2003, and have issued our report thereon dated March 23, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By: ______________________
Newport Beach, California
March 23, 2004

1601 Dove Street, Suite 200 • Newport Beach, CA 92660
Phone: (949) 757-0101 • COACHELLA VALLEY (760) 773-3930 • Fax (949) 757-0151 Email
walterotto@sbcglobal.net

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE I

Net Capital:		
Total stockholders' equity	$	640,361
Deduction of Nonallowable Assets:		
Accounts receivable		(10,617)
Equipment and furniture, net		(135,110)
Research and development		(378,476)
Prepaid expenses and rent deposit		(35,975)
Net capital	$	80,183
Aggregate Indebtedness:		
Accounts payable, loans and accrued expenses	$	150,063
Total aggregate indebtedness	$	150,063
Computation of Basic Net Capital Requirement:		
Minimum net capital required - 6 2/3% of total aggregate indebtedness	$	10,003
Minimum net capital required	$	5,000
Excess net capital	$	75,183
Ratio: Aggregate indebtedness to net capital		1.871 to 1

See accompanying notes and accountants' report

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

In planning and performing our audit of the financial statements and supplemental schedule of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (The Corporation) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because The Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by The Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; or,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of The Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which The Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

1601 Dove Street, Suite 200 • Newport Beach, CA 92660
Phone: (949) 757-0101 • COACHELLA VALLEY (760) 773-3930 • Fax (949) 757-0151 Email walterotto@sbcglobal.net

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Corporation's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By: ______________________________

Newport Beach, California
March 23, 2004

California Fina Group DBA Finacorp Securities
Reconciliation Pursuant to Rule 17a-5(d)(4)

SCHEDULE II

Description	Stated in Part IIA Qrtly 12/31/03	Audited	Difference	Comments
Assets: Cash	(25,463)	467	25,930	Reconciling Adjustments
Assets: Commissions Receivable	127,814	102,814	(25,000)	Reconciling Adjustments
Assets: Accumulated Depreciation	57,388	78,777	21,389	Current Depreciation Expense
Assets: Clearing Deposit	100,543	100,296	(247)	Reconciling Items
Assets: Prepaid Expense	36,286	29,194	(7,091)	Reconciling Adjustments
			-	
Liabilities: Accounts Payable	31,149	121,728	90,579	Additional Accounts Payable
Liabilities: Loan Payable	29,312	28,335	(977)	Reconciling Items Interest
Computation of Net Capital:				
Total Ownership	142,434	80,184	(62,250)	
Equity	757,263	640,361	(116,902)	
Minimum Net Capital Requirement	4,030	10,003	5,973	
Minimum Non-allowable	560,178	614,829	54,651	
Net Income	145,016	28,390	(116,626)	
Statement of Changes in Ownership:				
Equity	757,263	640,361	(116,902)	

See accompanying notes and accountants' report